UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

____________

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated March 13, 2019 titled “GeoPark Announces New Acquisition and Country Entry into Ecuador”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES NEW ACQUISITION AND

COUNTRY ENTRY INTO ECUADOR

Quito, Ecuador– March 13, 2019 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil and Chile, today announced its entry into Ecuador through the acquisition of the Espejo and Perico blocks.

The Espejo and Perico blocks are attractive, low-risk exploration blocks located in Sucumbíos Province in the north-eastern part of Ecuador, in the Oriente basin. The Espejo block covers an area of 15,650 acres (63 sq km) and the Perico block covers an area of 17,700 acres (72 sq km). Both blocks are covered with 3D seismic and are adjacent to multiple discoveries, producing fields and existing infrastructure.

From existing 3D seismic and other relevant data, more than five multilayer, ready-to-drill light oil prospects and leads have been identified. Ongoing geoscience evaluation and field operations are expected to start in late 2019 or early 2020.

The Oriente basin is one of the most prolific petroleum systems in Latin America, currently producing more than 500,000 bopd. It has access to infrastructure, with spare capacity, and a well-developed service industry.

The blocks were awarded to the GeoPark and Frontera consortium (50% GeoPark, 50% Frontera) in the form of production sharing contracts in the Intracampos Bid Round carried out on March 12, 2019 in Quito, Ecuador.

The winning bid consisted of committing a minimum investment program of carrying out 55 sq km of 3D seismic in the Espejo block and drilling four exploration wells in each block, with a total estimated investment commitment of $60 million ($30 million net to GeoPark) over the next four years. GeoPark and Frontera will have a 70-78% contractor share at approximately $60-70 Brent. The final award is contingent upon regulatory approvals and the execution of the contracts, expected for 2Q2019.

James F. Park, CEO of GeoPark, said: “Congratulations to the GeoPark team for again patiently, selectively, and successfully expanding our unique Latin America asset base with the acquisition of these new low-cost, low-risk, high potential blocks attractively positioned in the neighborhood of some prolific oil fields. Our entry into Ecuador gives GeoPark an exciting new platform in the country with the third largest reserves in Latin America and further advances one of our key long-term growth strategies tying together the common petroleum system of southern Colombia, Ecuador and northern Peru.”

For further information please contact: INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the timing of, and entry into, the contracts relating to the winning bid, expected growth for GeoPark and Latin America’s under-developed hydrocarbon potential. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: March 13, 2019